UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA atiende solicitud de la BMV en relación al volumen operado el día de hoy

Ciudad de México, México, 28 de agosto de 2024.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), informa que al momento no tiene conocimiento de evento relevante alguno que requiera divulgación y que esté originando el rompimiento del parámetro de volumen negociado de la BMV, por lo que el volumen del día de hoy obedece a condiciones de mercado. Con la información más actual con la que cuenta la emisora, no es de su conocimiento que en los movimientos presentados hubieran tenido participación los miembros de su consejo de administración o directivos relevantes; adicionalmente el fondo de recompra no operó en este periodo.

En caso de existir información complementaria, ésta se dará a conocer al mercado de forma oportuna. OMA reitera su compromiso de informar al mercado cualquier evento relevante que ocurra en el futuro.

El presente comunicado puede contener información y declaraciones en tiempo futuro. Las declaraciones en tiempo futuro no constituyen hechos históricos. Estas declaraciones son únicamente predicciones basadas en información conocida por la compañía hasta el momento y en nuestras expectativas y proyecciones con respecto a eventos futuros. Las declaraciones en tiempo futuro pueden ser identificadas con las palabras “considerar”, “esperar”, “anticipar”, “dirigir”, “estimar” o expresiones similares. A pesar de que la administración de OMA considera que las expectativas reflejadas en dichas declaraciones en tiempo futuro son razonables, se hace del conocimiento de los inversionistas que la información y declaraciones en tiempo futuro están sujetas a distintos riesgos y eventos inciertos, los cuales son difíciles de predecir y se encuentran generalmente fuera del control de OMA, y pudieran provocar que los resultados y el desempeño reales difieran sustancialmente de aquellos expresados en el presente comunicado. Estos riesgos y eventos inciertos incluyen, sin limitación, aquellos incluidos en nuestro Reporte Anual bajo el rubro “Factores de Riesgo”. OMA no asume responsabilidad alguna en cuanto a la actualización pública de sus declaraciones o información en tiempo futuro, ya sea como resultado de nueva información, eventos futuros o cualquier otra circunstancia.

Acerca de OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., mejor conocido como OMA, opera y administra 13 aeropuertos internacionales dentro de nueve estados en la región centro y norte de México, localizados en las ciudades de: Monterrey, el tercer más grande centro metropolitano en México; Acapulco, Mazatlán y Zihuatanejo, importantes destinos turísticos; así como en otros nueve centros regionales y ciudades fronterizas. También administra el Hotel NH Collection dentro de la Terminal 2 del Aeropuerto de la Ciudad de México y el Hotel Hilton Garden Inn en el Aeropuerto de Monterrey. OMA emplea a más de 1,100 personas para ofrecer a pasajeros y clientes, servicios aeroportuarios y comerciales de excelencia en sus instalaciones. OMA está listada en la Bolsa Mexicana de Valores bajo la clave OMA y en el NASDAQ Global Select Market bajo la clave OMAB. Para mayor información síguenos en:

• Página de Internet (http://ir.oma.aero)

• Twitter (http://twitter.com/OMAeropuertos)

• Facebook (https://www.facebook.com/OMAeropuertos)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated August 28, 2024